UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FOUNDATION MEDICINE, INC.

(Name of Subject Company)

062018 Merger Subsidiary, Inc.

(Offeror)

A Wholly Owned Subsidiary of

ROCHE HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

350465100

(Cusip Number of Class of Securities)

Dr. Sean A. Johnston

Roche Holdings, Inc.

1 DNA, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,256,908,814.14	$280,985.15

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 16,093,897, which is the difference between 37,113,008, the number of shares (“Shares”) of common stock of Foundation Medicine, Inc. outstanding as of June 18, 2018, and 21,019,111, the number of Shares beneficially owned by Roche Holding Ltd or its affiliates and (B) $137.00, which is the per Share tender offer price, and (ii) the product of (A) 440,089, which is the number of Shares subject to “in-the-money” options outstanding as of March 31, 2018, and (B) $118.26, which is the difference between the $137.00 per Share tender offer price and $18.74, the average weighted exercise price of such options. The number of Shares subject to “in-the-money” options and the average weighted exercise price for such options is contained in Foundation Medicine, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

The foregoing figures have been provided by Foundation Medicine, Inc. to the Offeror and Parent of Offeror and are as of June 29, 2018, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001245.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, Item 11 and Item 13.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by 062018 Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Foundation Medicine, Inc., a Delaware corporation (the “Company”), not owned by Roche Holding Ltd and its affiliates at $137.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of July 2, 2018.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on July 2, 2018.

(a)(5)(i)	Joint Media Release issued by Roche Holdings, Inc., and Foundation Medicine, Inc. dated June 19, 2018. (incorporated by reference to Exhibit 99.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on June 19, 2018).

(a)(5)(ii)	Email sent to FMI employees from Troy Cox, CEO of FMI, dated June 19, 2018. (incorporated by reference to the Foundation Medicine, Inc. Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-87922) filed with the Commission on June 19, 2018).

(a)(5)(iii)	Letter sent to Biopharma Partner, dated June 19, 2018. (incorporated by reference to the Foundation Medicine, Inc. Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-87922) filed with the Commission on June 19, 2018).

(a)(5)(iv)	Foundation Medicine, Inc. Current Report on Form 8-K dated June 18, 2018 (incorporated by reference to the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on June 19, 2018).

Exhibit No.	Description

(a)(5)(v)	Foundation Medicine, Inc. Current Report on Form 8-K dated June 21, 2018 (incorporated by reference to the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on June 21, 2018).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 18, 2018, by and among Foundation Medicine, Inc., Roche Holdings, Inc. and 062018 Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on June 19, 2018).

(d)(2)	Investor Rights Agreement dated January 11, 2015, by and between Foundation Medicine, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit 4.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on January 12, 2015).

(d)(3)	Credit Facility Agreement dated August 2, 2016, by and between Foundation Medicine, Inc. and Roche Finance Ltd (incorporated by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on August 2, 2016).

(d)(4)	Amendment Letter Agreement dated July 31, 2017, by and between Foundation Medicine, Inc. and Roche Finance Ltd (incorporated by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on August 1, 2017).

(d)(5)	Transaction Agreement, dated January 11, 2015, by and between Foundation Medicine, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Foundation Medicine, Inc. Current Report filed on Form 8-K (File No. 001-36086) filed with the Commission on January 12, 2015).

(d)(6)	Collaboration Agreement, dated January 11, 2015, by and among Foundation Medicine, Inc., F. Hoffman-La Roche Ltd and Hoffman La-Roche Inc. (incorporated by reference to Exhibit 10.2 of the Foundation Medicine, Inc. Current Report on Form 8-K/A (File No. 001-36086) filed with the Commission on February 2, 2015).

(d)(7)	First Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc., dated April 6, 2016 (incorporated by reference to Exhibit 10.2 of Foundation Medicine, Inc. Form 10-Q (File No. 001-36086) filed with the Commission on August 3, 2016).

(d)(8)	Second Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc., dated June 16, 2016 (incorporated by reference to Exhibit 10.3 of the Foundation Medicine, Inc. Form 10-Q (File No. 001-36086) filed with the Commission on August 3, 2016).

(d)(9)	Third Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffman-La Roche Inc., dated July 25, 2016 (incorporated by reference to Exhibit 10.2 of the Foundation Medicine, Inc. Form 10-Q (File No. 001-36086) filed with the Commission on November 2, 2016).

(d)(10)	Fourth Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffman-La Roche Inc., dated December 20, 2016 (incorporated by reference to Exhibit 10.24 of the Foundation Medicine, Inc. Form 10-K (File No. 001-36086) filed with the Commission on March 3, 2017).

Exhibit No.	Description

(d)(11)	Fifth Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffman-La Roche Inc., dated September 8, 2017 (incorporated by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Form 8-K (File No. 001-36086) filed with the Commission on September 13, 2017).

(d)(12)	Sixth Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffman-La Roche Inc., dated November 1, 2017 (incorporated by reference to Exhibit 10.27 of the Foundation Medicine, Inc. Form 10-K (File No. 001-36086) filed with the Commission on March 7, 2018).

(d)(13)	US Education Collaboration Agreement, by and between Foundation Medicine, Inc. and Genentech, dated January 11, 2015 (incorporated by reference to Exhibit 10.4 of the Foundation Medicine, Inc. Form 8-K/A (File No. 001-36086) filed with the Commission on August 24, 2015).

(d)(14)	Amended and Restated Ex-U.S. Commercialization Agreement by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd, dated February 28, 2018 (incorporated herein by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 (File No. 001-36086) filed with the Commission on May, 2 2018).

(d)(15)	Master IVD Collaboration Agreement, by and among the Foundation Medicine, Inc., Roche Basel and Roche Molecular Systems, Inc., dated April 6, 2016 (incorporated by reference to Exhibit 10.5 of the Foundation Medicine, Inc. Form 10-Q/A (File No. 001-36086) filed with the Commission on November 16, 2016).

(d)(16)	Tax Sharing Agreement, by and between Foundation Medicine, Inc., and Roche Holdings, Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Form 8-K (File No. 001-36086) filed with the Commission on January 12, 2015).

(d)(17)	Waiver and Consent by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated January 5, 2017 (incorporated by reference to Exhibit 10.4 of the Foundation Medicine, Inc. Form 8-K (File No. 001-36086) filed with the Commission on January 6, 2017).

(e)	Not applicable.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2018

062018 MERGER SUBSIDIARY, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President